SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934

                        (Amendment No. 7)

                Standex International Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            854231107
                         (CUSIP Number)

  Deborah A. Rosen, Standex International Corporation, 6 Manor
       Parkway, Salem, New Hampshire,  03079, 603-893-9701
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          March 31, 2004
     (Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4),
check the following box [   ].

Note: Schedules filed in paper format shall include assigned original and five copies for the schedules including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854231107

  1) Names of reporting persons I.R.S. identification numbers of above persons (entities only)-Standex International Corporation Employees' Stock Ownership Trust.

  2)   Check the Appropriate Box if a Member of a Group (See
      Instructions)

      (a)  /__/

      (b)  /__/

  3)   SEC Use Only

  4)   Source of Funds SC

  5)   Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d)  or  2(e)  /__/

      Not Applicable

  6)   Citizenship or Place of Organization.  Boston, Massachusetts


      Number of             7) Sole Voting Power        0
      Shares Beneficially
      Owned By Each         8) Shared Voting Power      0
      Reporting Person
      With                  9) Sole Dispositive Power   953,331.00

                           10) Shared Dispositive Power 0

  11)Aggregate Amount Beneficially Owned by each Reporting
  Person                    953,331.00

  12)Check if the Aggregate Amount in Row (11) excludes certain
  shares   /__/

  13)  Percent of Class Represented by Amount in Row (11)  7.76%
      as of March 31, 2004

  14)  Type of Reporting Person  EP

                  ITEM 1.  Security and Issuer.

     This statement relates to the Common Stock of Standex
International Corporation, the issuer of such securities, which has executive offices at 6 Manor Parkway, Salem, New Hampshire
03079.



                ITEM 2.  Identity and Background

      (a) The Standex International Corporation Employees' Stock Ownership Trust (the "Trust"), which is filing this Schedule 13D, is a trust formed in Massachusetts in 1975. The American Express Trust Company, American Express Financial Corporation, 1200 Northstar West, Minneapolis, MN 55440, is the trustee and Standex International Corporation is the sponsor.

     (b)  Not Applicable.

     (c)  Not Applicable.

     (d) The Trust has not, in the last five years, been convicted in any criminal proceeding.

     (e) The Trust has not, in the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not Applicable.



   ITEM 3.  Source and Amount of Funds or Other Considerations

                         Not Applicable



                 ITEM 4.  Purpose of Transaction

     The shares of Standex International Corporation are being acquired, distributed or disposed of, by the Trust in order to respectively fund or make distributions to participants in connection with the Standex International Corporation Employees' Stock Ownership portion of the Retirement Savings Plan (the "Plan"), which portion is an employee stock ownership plan under
Section 401(a) of the Internal Revenue Code. The Trust will continue to acquire shares of the Common Stock of Standex International Corporation as either funds or shares of Common Stock of Standex International Corporation are made available to it through contributions by Standex International Corporation.


          ITEM 5.  Interest in Securities of the Issuer

     (a) The Trust beneficially owns 953,331.00 shares of the Common Stock of Standex International Corporation which represents 7.76% of the issued and outstanding Common Stock as of March 31, 2004.

     (b) The Trustee of the Trust has the sole power to dispose or direct the disposition of shares from the Trust but only pursuant to the Standex International Corporation Employees' Stock
Ownership Trust Agreement (the "Trust Agreement") and the Plan.

Participants in the Plan have the power to vote the shares allocated to their respective accounts under the Plan.

     (c)  Not Applicable.

     (d)  Not Applicable.

     (e)  Not Applicable.


ITEM 6.  Contracts, Arrangements, Understandings or Relationships
              With Respect to Securities of Issuer

                         Not Applicable


           ITEM 7.  Material to be Filed as Exhibits.

                         Not Applicable

     After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Standex International Corporation
                             Retirement Savings Plan


                             By:/s/Deborah A. Rosen

                             Deborah A. Rosen
                             For the Administrative Committee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 17 U.S.C. 1001).